                                                               Page 1 of 9 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 1)* (FINAL)


                                ZALE CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   988858 10 6
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Ronald Greenberg, Esq.
                      Rubin Baum Levin Constant & Friedman
                              30 Rockefeller Plaza
                            New York, New York 10112
                                  212 698 7710
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 August 31, 1995
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Although this Amendment No. 1 is a final Amendment, pursuant to Rule 101(a)(2)(ii) of Regulation S-T the original Schedule 13D (without exhibits) is attached as an appendix to this Amendment No. 1.

                                  SCHEDULE 13D
- ------------------------                                   --------------------
CUSIP NO. 988858 10 6                                         PAGE 2 OF 9 PAGES
- ------------------------                                   --------------------

- -------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Swarovski International Holding A.G.
- -------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) / /
- -------------------------------------------------------------------------------
   3      SEC USE ONLY
- -------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          Not applicable
- -------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    / /
- -------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland
- -------------------------------------------------------------------------------
  NUMBER OF                  7      SOLE VOTING POWER   None
    SHARES               ------------------------------------------------------
 BENEFICIALLY                8      SHARED VOTING POWER  None
   OWNED BY              ------------------------------------------------------
     EACH                    9      SOLE DISPOSITIVE POWER  None
  REPORTING              ------------------------------------------------------
    PERSON                   10     SHARED DISPOSITIVE POWER  None
     WITH
- -------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   None
- -------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                           / /
- -------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%
- -------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
                                       CO
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 9 pages

                  This Amendment No. 1 amends and supplements the Schedule 13D, dated September 9, 1993 (the "Schedule 13D"), filed by Swarovski International Holding A.G. ("Holding") with regard to the common stock, par value $.01 per share (the "Common Stock"), of Zale Corporation, a Delaware corporation ("Zale"). Capitalized terms used without definition have the meanings assigned to them in the Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  Items 5(a), (b) and (c). Pursuant to a letter agreement, dated August 31, 1995 (the "Letter Agreement"), on August 31, 1995 Zale redeemed, and Holding assigned and delivered to Zale, all of Holding's 1,852,884 Warrants to purchase Common Stock, Series B (the "Series B Warrants"), and Zale acquired all of Holding's right, title and interest under or with respect to the Series B Warrants, in consideration of Zale's payment of $9,264,420 to Holding. As previously reported in the Schedule 13D, Holding had acquired the Series B Warrants on September 3, 1993 pursuant to a Settlement Agreement approved by the Bankruptcy Court which confirmed the Plan of Reorganization for Zale and its Affiliated Debtors (the "Plan"), which Plan became effective July 30, 1993. In addition, between July 11 and July 13, 1995, Swarovski America Limited ("SAL"), a wholly-owned indirect subsidiary of Holding, sold in the open market 22,890 shares of Common Stock at a price per share of $13.50. These shares had been issued to SAL pursuant to the Plan. Effective August 31, 1995, Holding no longer beneficially owns any shares of the Common Stock.

                                                               Page 4 of 9 pages

                  Item 5(e). As a result of the redemption by Zale of the Series B Warrants, on August 31, 1995 Holding ceased to beneficially own 5% or more of the shares of Common Stock.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

                  The first sentence of the amendment to the response to Items 5(a), (b) and (c) set forth above, describing the Letter Agreement, is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

                  Item 7 is hereby amended by the addition of the following:

                  (5) Letter Agreement, dated August 31, 1995, between Holding and Zale.

                                                               Page 5 of 9 pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:            August 31, 1995

                          SWAROVSKI INTERNATIONAL HOLDING, A.G.

                          By:/s/ Gernot Langes-Swarovski
                             ----------------------------------------------
                             Name:  Gernot Langes-Swarovski
                             Title: Chairman of the Board

                          By:/s/ Christian Schwemberger-Swarovski
                             ----------------------------------------------
                             Name:  Christian Schwemberger-Swarovski
                             Title: Vice Chairman of the Board

                                                             Page 1 of 177 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _)*


                                ZALE CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   988858 10 6
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Ronald Greenberg, Esq.
                      Rubin Baum Levin Constant & Friedman
                              30 Rockefeller Plaza
                            New York, New York 10112
                                  212 698 7710
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                September 9, 1993
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- ------------------------                                   ---------------------
CUSIP NO. 988858 10 6                                        PAGE 2 OF 177 PAGES
- ------------------------                                   ---------------------

- --------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Swarovski International Holding A.G.
- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
   3      SEC USE ONLY
- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00; WC
- --------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland
- --------------------------------------------------------------------------------
                   7      SOLE VOTING POWER 1,874,044 shares of Common Stock
                          (including 1,852,884 issuable upon exercise of Series
  NUMBER OF               B Warrant)
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY         -------------------------------------------------------------
    EACH           9      SOLE DISPOSITIVE POWER 1,874,044 shares of Common
  REPORTING               Stock (including 1,852,884 issuable upon exercise of
   PERSON                 Series B Warrant)
    WITH           -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
- --------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,874,044 shares of Common Stock (including 1,852,884
                   issuable upon exercise of Series B Warrant)
- --------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            / /
- --------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.08%
- --------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
                                       CO
- --------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                                             Page 3 of 177 Pages

                        Statement Pursuant to Rule 13d-1
                      of the General Rules and Regulations
                        under the Securities Exchange Act
                               of 1934, as amended


ITEM 1.           SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Zale Corporation, a Delaware corporation ("Zale"). The address of the principal executive offices of Zale is 901 West Walnut Hill Lane, Irving, Texas 75038-1003

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is filed by Swarovski International Holding A.G., a Swiss corporation ("Holding"). The business address and principal offices of Holding are located at General Wille Strasse 88, CH-8706, Feldmeilen, Switzerland. Holding is a holding company which is engaged, through its subsidiaries, in the manufacture and marketing of precious and synthetic jewelry stones, crystal, optical products, grinding wheels and abrasives and in specialty retailing of costume jewelry, and which holds investments (either directly or through subsidiaries) in other entities. The capital stock of Holding is privately held by members of the Swarovski family, none of whom individually control Holding.

                  The directors and executive officers of Holding, each of whom has the same business address as Holding unless otherwise indicated, and their present principal occupation or employment are:

                  Manfred Swarovski
                    Chairman of the Board of Directors of Holding

                  Gernot Langes-Swarovski
                    Vice-Chairman of the Board of Directors of Holding

                  Christian Schwemberger-Swarovski
                    Director of Holding

                  Gerhard Swarovski
                    Director of Holding

                  Helmut Swarovski
                    Director of Holding

                                                             Page 4 of 177 Pages

                  Andreas Schiestl-Swarovski
                    Director of Holding

                  Marina Giori
                    Director of Holding

                  Carl Burckhardt
                    Director of Holding

                  Heinz B. Molan
                    Executive Officer of Holding

                  Dr. Michael Semerad-Radulescu
                    Executive Officer of Holding

                  Raymond A. Baliatico
                    Executive Officer of Holding

                  Reinhard Dallarosa
                    Executive Officer of Holding

                  Dieter A. Kattge
                    Executive Officer of Holding

                  Werner Trattner
                    Executive Officer of Holding

                  All of the above persons, with the exception of Mr. Radulescu, Mrs. Giori, Mr. Burckhardt and Mr. Baliatico, are Austrian citizens. Dr. Radulescu is a German citizen, Mrs. Giori and Mr. Burckhardt are Swiss citizens, and Mr. Baliatico is a United States citizen.

                  During the last five years, neither Holding nor any of the executive officers or directors referred to above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

                  The Plan of Reorganization under Chapter 11 of the Bankruptcy Code for Zale and its Affiliated Debtors, jointly administered under Case No. 392-30001-SAF-11 (the "Plan"), was confirmed by the Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Bankruptcy Court"), on May 20, 1993,

                                                             Page 5 of 177 Pages

and became effective on July 30, 1993 (the "Effective Date"). Under the Plan, Swarovski America Limited, a wholly-owned indirect subsidiary of Holding, is to be issued 21,160 shares of Common Stock in discharge of prepetition claims against Zale and its Affiliated Debtors in the amount of $1,197,007.58, arising out of the sale of goods in the ordinary course of business.

                  On May 21, 1993, the Bankruptcy Court approved the execution by Zale and its Affiliated Debtors of a Settlement Agreement, dated as of April 30, 1993 (the "Settlement Agreement"), with Holding which provides for (i) the settlement of all claims of Zale and its Affiliated Debtors (including claims of creditors of Zale and its Affiliated Debtors assigned to Zale pursuant to the
Plan) against Holding and its directors, officers and affiliates, including claims arising out of, among other things, the guaranty by Holding of indebtedness owed to Zale (aggregating at least $37.5 million), (ii) the delivery of general releases to Holding from Zale and its subsidiaries, and
(iii) the issuance to Holding of Warrants to purchase Common Stock, Series B (the "Series B Warrants"), entitling Holding initially to purchase 1,852,884 shares of Common Stock on full exercise thereof, in consideration of the payment by Holding to Zale of the sum of $70,000,000. On September 9, 1993, the transactions under the Settlement Agreement were consummated and the Series B Warrants were issued to Holding. The terms of the Series B Warrants are governed by a Warrant Agreement, dated as of September 9, 1993, between Zale, Holding and the Warrant Agent named therein (the "Series B Warrant Agreement").

                  Prior to the Effective Date, Holding owned 50% of Jewelers Holding Corporation ("JHC"), which, in turn, owned 97.5% of Zale Holding Corporation ("ZHC"), which, in turn, owned 100% of Zale. On the Effective Date, ZHC's equity interest in Zale was cancelled and JHC was merged into a subsidiary of Zale.

                  There is no separate allocation of the consideration paid by Holding under the Settlement Agreement to the settlement of claims (including satisfaction of guarantee obligations), general releases and Series B Warrants to be received by Holding thereunder. The funds paid under the Settlement Agreement were paid from funds of Holding and funds provided by affiliated companies. No portion of the Series B Warrants is required to be distributed to such affiliated companies.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Holding acquired beneficial ownership of the shares of Common Stock and Series B Warrants described in Item 3 to which this Statement on
Schedule 13D relates as a result of the consummation of the Plan and the consummation of the transactions contemplated under the Settlement Agreement. If Holding were to

                                                             Page 6 of 177 Pages

exercise the Series B Warrants, its ownership of Common Stock might give Holding the ability to influence the affairs of Zale. Holding may acquire additional shares from time to time, in the open market or otherwise, subject to, among other things, market conditions.

                  Pursuant to the Series B Warrant Agreement, Zale has agreed to register, pursuant to Section 5 of the Securities Act of 1933, as amended (the "Act"), an exchange offer (the "Exchange Offer"), whereby Holding will be offered the opportunity to exchange some or all of its Series B Warrants for an equal number of Warrants to Purchase Common Shares, Series C, of Zale (the "Series C Warrants"). The terms of the Series C Warrants will be substantially similar to the Series B Warrants and are set forth in the form of Warrant Agreement attached as Annex B to the Series B Warrant Agreement (the "Series C Warrant Agreement"). If Zale fails to consummate the Exchange Offer, or, in certain circumstances, fails to cause a shelf registration with respect to the Series B Warrants to become effective, by the 180th day following the date of issuance of the Series B Warrants (September 9, 1993), Zale has agreed to issue additional warrants (the "Penalty Warrants") to Holding, on a quarterly basis, until either the Exchange Offer is consummated or the shelf registration has been declared effective, until approximately 27 months after the date the Series B Warrants were issued. In addition, under the Series C Warrant Agreement Zale has agreed to maintain in effect a registration statement pursuant to Rule 415 under the Act for a delayed or continuous offering of Common Stock issuable upon exercise of the Series C Warrants for a period of approximately five years from the date of issuance of the Series B Warrants. If Zale fails to maintain this registration statement in effect for a period in excess of 30 calendar days (whether or not consecutive) in any period of 365 days, Holding will be entitled to additional Penalty Warrants. The maximum aggregate amount of Penalty Warrants issuable to Holding under the Series B Warrant Agreement and the Series C Warrant Agreement can not exceed Penalty Warrants to purchase 730,450 shares of Common Stock. As of the date hereof, no Penalty Warrants have been issued or are issuable to Holding.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Holding acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Plan and the consummation of the transactions contemplated pursuant to the Settlement Agreement.

                           (a) Holding beneficially owns an aggregate of
1,874,044 shares of Common Stock (including 1,852,884 shares issuable upon exercise of Series B Warrants but excluding shares issuable upon exercise of Penalty Warrants not yet issued), or

                                                             Page 7 of 177 Pages

5.08% of the Common Stock outstanding upon consummation of the transactions contemplated pursuant to the Settlement Agreement. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4.

                           (b) The number of shares of Common Stock as to which
there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for Holding is set forth in the cover pages and such information is incorporated herein by reference.

                           (c) There have been no reportable transactions with
respect to the Common Stock within the last 60 days by Holding except for the acquisition of beneficial ownership of the shares of Common Stock being reported on this Statement.

                           (d) Not applicable.

                           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  The responses to Item 3 and Item 4 are incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  (1) Plan of Reorganization, as amended and supplemented to date (incorporated by reference to Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code with Respect to the Plan of Reorganization under Chapter 11 of the Bankruptcy Code for Zale Corporation and its Affiliated Debtors dated March 22, 1993, as filed with the Securities and Exchange Commission with the Company's Form T-3 (no. 22-24068) on April 2,
                           1993).

                  (2) Warrant Agreement, among Zale Corporation, Zale Corporation, as Warrant Agent, and Swarovski International Holding A.G., dated as of September 9, 1993, with respect to Warrants to Purchase Common Stock, Series B.

                  (3)      Form of Warrant Certificates for Series B Warrants.

                  (4) Form of Warrant Agreement with respect to Warrants to Purchase Common Stock, Series C.

                                                             Page 8 of 177 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:            September 9, 1993

                              SWAROVSKI INTERNATIONAL HOLDING, AG

                              By:  /s/ Gernot Langes-Swarovski
                                  ------------------------------------
                                  Name:  Gernot Langes-Swarovski
                                  Title: Vice-Chairman

                              By:  /s/ Andreas Schiestl-Swarovski
                                  ------------------------------------
                                  Name:  Andreas Schiestl-Swarovski
                                  Title: Director

                                EXHIBIT INDEX


                  (5) Letter Agreement, dated August 31, 1995, between Holding and Zale.